UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Expected merger closing date announced July 21, 2016 – 8 a.m. CET

DELHAIZE AND AHOLD EXPECT TO COMPLETE MERGER ON JULY 23, 2016,

SUBJECT TO U.S. FEDERAL TRADE COMMISSION CLEARANCE

Brussels, Belgium, July 21, 2016 - In line with required notification periods for listing purposes, Delhaize Group and Royal Ahold announced today that they expect to complete their intended merger on July 23, 2016 if regulatory clearance has been obtained from the Federal Trade Commission (FTC) in the United States by that date.

Trading and ticker symbol

Subject to completion of the merger on July 23, 2016, ordinary shares in the combined company, Ahold Delhaize, would begin trading on Euronext Amsterdam and Euronext Brussels with ticker symbol AD on Monday, July 25, 2016. The last trading date of the Delhaize ordinary shares on Euronext Brussels would be Friday, July 22, 2016, and trading of Delhaize American Depositary Shares (ADSs) on the New York Stock Exchange would be suspended as of the closing date of the merger. Following the merger, Ahold Delhaize ADSs will trade in the over-the-counter market and will be quoted on the OTCQX International marketplace.

Allotment of Ahold Delhaize ordinary shares and ADSs to Delhaize shareholders and ADS holders

Ratio

Following the merger, for each Delhaize ordinary share (except for any Delhaize ordinary shares held by Delhaize or Ahold), 4.75 new Ahold Delhaize ordinary shares will be automatically allotted, and all Delhaize ordinary shares will be cancelled. As a result:

•	For Delhaize ordinary shares in dematerialised form held in securities accounts, the financial intermediary of the respective shareholder will adjust book-entry positions to reflect the allotment of Ahold Delhaize ordinary shares in accordance with the 4.75 ratio.

•	For Delhaize ordinary shares in registered form, Ahold Delhaize will register in its shareholders’ register the former holder of each registered Delhaize ordinary share in accordance with the 4.75 ratio.

Following the merger, each Delhaize ADS will represent the right of the holder thereof to receive, at its election, 1.1875 Ahold Delhaize ADSs or an equivalent number of Ahold Delhaize ordinary shares. As a result:

•	For Delhaize ADSs held in book-entry form through a bank, broker or other DTC participant, each Delhaize ADS will be exchanged for 1.1875 Ahold Delhaize ADSs without the need to take any action. To the extent a holder wishes to receive Ahold Delhaize ordinary shares in lieu of such Ahold Delhaize ADSs, the holder must instruct his bank, broker or other DTC participant to surrender such Ahold Delhaize ADSs for cancellation to the Ahold Delhaize ADS depositary, along with instructions as to the account in The Netherlands to which the Ahold Delhaize ordinary shares are to be delivered.

•	For Delhaize ADSs held in book-entry form directly on the books of the Delhaize ADS depositary, the holders thereof will be credited with 1.1875 Ahold Delhaize ADSs in exchange for each Delhaize ADS without the need to take any action. To the extent a holder wishes to receive Ahold Delhaize ordinary shares in lieu of such Ahold Delhaize ADSs, such holder must instruct the Ahold Delhaize ADS depositary to cancel such Ahold Delhaize ADSs and must provide instructions as to the account in The Netherlands to which the Ahold Delhaize ordinary shares are to be delivered.

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•	For Delhaize ADSs held in physical certificated form, holders thereof will receive a letter of transmittal with instructions on how and where to deliver the certificates representing their Delhaize ADSs in order to receive the Ahold Delhaize ADSs to which they are entitled and, if so desired, to have such Ahold Delhaize ADSs cancelled and, in lieu thereof, to have the Ahold Delhaize ordinary shares represented thereby delivered directly to a designated account in The Netherlands.

Treatment of fractional entitlements

In all cases, no fractions of Ahold Delhaize ordinary shares or Ahold Delhaize ADSs will be issued in connection with the merger, but instead:

•	For Delhaize ordinary shares in dematerialised form held in securities accounts, the financial intermediary of the respective shareholder will in general aggregate the fractional entitlements into Ahold Delhaize ordinary shares and settle remaining fractional entitlements in cash, depending on the particular contractual arrangements between the financial intermediary and the shareholder.

•	For Delhaize ordinary shares in registered form, the total number of Ahold Delhaize ordinary shares allotted to each shareholder will be rounded down to the nearest full number, and the balance will be paid in cash.

•	For Delhaize ADSs held in book-entry form through a bank, broker or other DTC participant, the financial intermediary of the respective Delhaize ADS holder will in general aggregate the fractional entitlements into Ahold Delhaize ADSs and settle remaining fractional entitlements in cash, depending on the particular contractual arrangements between the financial intermediary and the Delhaize ADS holder.

•	For holders of registered Delhaize ADSs, fractional Ahold Delhaize ADSs that registered holders of Delhaize ADSs are entitled to receive will be aggregated and sold for cash by the exchange agent, and the proceeds, after deducting taxes, fees, commissions and expenses, will be distributed to holders proportionally to their respective fractional entitlements.

Delivery

If FTC approval is obtained on or prior to July 22, 2016 and the merger closes on July 23, 2016, the delivery of the new Ahold Delhaize ordinary shares will take place as follows:

•	For holders of Delhaize ordinary shares in dematerialised form held in securities accounts, the delivery date of the new Ahold Delhaize ordinary shares will be on or about Wednesday, July 27, 2016.

However, such shareholders may already be able to start trading in their allotted Ahold Delhaize ordinary shares as from Monday, July 25, 2016, provided that their respective financial intermediaries so allow. Delhaize shareholders concerned are invited to check with their financial intermediary which policies it will apply. Neither Ahold nor Delhaize accepts any responsibility regarding these policies.

•	For holders of Delhaize ordinary shares in registered form, Ahold Delhaize will make the necessary registrations in its shareholders’ register, on the basis of the shareholderships as they appear from the share register of Delhaize at closing.

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If FTC approval is obtained on or prior to July 22, 2016 and the merger closes on July 23, 2016, the delivery of the new Ahold Delhaize ADSs will take place as follows:

•	For holders of Delhaize ADSs held in book-entry form through a bank, broker or other DTC participant, the exchange of Delhaize ADSs for Ahold Delhaize ADSs is expected to be completed on or about Wednesday, July 27, 2016.

However, such holders may already be able to start trading in their allotted Ahold Delhaize ADSs as from Monday, July 25, 2016, provided that their respective financial intermediaries so allow. Delhaize ADS holders concerned are invited to check with their financial intermediary which policies it will apply. Neither Ahold nor Delhaize accepts any responsibility regarding these policies.

•	For holders of Delhaize ADSs held in book-entry form directly on the books of the Delhaize ADS depositary, the crediting of Ahold Delhaize ADSs is expected to be completed on or about Wednesday, August 3, 2016.

•	For holders of Delhaize ADSs held in physical certificated form, mailing of the letter of transmittal containing instructions for delivery of certificated Delhaize ADSs in exchange for Ahold Delhaize ADSs or Ahold Delhaize ordinary shares is expected to commence on or about Friday, July 29, 2016.

On June 24, 2015, Delhaize Group and Ahold announced their intention to merge. The shareholders’ meetings of both companies approved the merger in March 2016. The Belgian Competition Authority (BCA) granted its conditional approval for the merger in March 2016. FTC clearance is the remaining regulatory approval requirement for the Ahold and Delhaize Group merger.

Please visit www.delhaizegroup.com, www.ahold.com, or www.adcombined.com for more information.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. On March 31, 2016, Delhaize Group’s sales network consisted of 3,524 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues and €366 million ($407 million) in net profit (Group share). At the end of 2015, Delhaize Group employed approximately 154,000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com.

Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize Group, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize Group’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement or the proposed merger with Koninklijke Ahold N.V., also known as Royal Ahold; the risk that the necessary regulatory approvals for the proposed merger with Royal Ahold may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the proposed merger with Royal Ahold on the proposed terms and timeframe; the possibility that the proposed merger with Royal Ahold does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the proposed merger with Royal Ahold; Delhaize Group’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed merger with Royal Ahold; the benefits from Delhaize Group’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed merger with Royal Ahold on the ability of Delhaize Group to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize Group’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize Group may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize Group nor any of its directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication. The actual performance, the success and the development over time of the business activities of Delhaize Group may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize Group does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 21, 2016	By:	/s/ G. Linn Evans
G. Linn Evans Senior Vice President